
08041599


Whirlpool
CORPORATION

2007 Annual Report

Table of Contents

P.1 CHAIRMAN'S LETTER
P.7 FINANCIAL HIGHLIGHTS
P.8 OUR COMPANY
P.10 OUR BRANDS
P.96 OUR PEOPLE
P.102 OUR SENSE OF RESPONSIBILITY
P.107 OUR RESULTS
P.108 FINANCIAL SUMMARY
P.115 CONSOLIDATED FINANCIAL STATEMENTS
P.118 REPORTS OF MANAGEMENT AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
P.122 FIVE-YEAR SELECTED FINANCIAL DATA
P.123 SHAREHOLDER AND OTHER INFORMATION
P.124 BOARD OF DIRECTORS / EXECUTIVE COMMITTEE

Chairman's Letter

2007 marked a year of significant progress and results at Whirlpool Corporation. In a very challenging global economic environment, we achieved record results. We delivered outstanding performance in our international businesses, generated record levels of innovation and completed the Maytag integration — achieving our initial cost-efficiency goals one year ahead of plan.

Today, Whirlpool Corporation has never been better positioned to succeed. We have an outstanding portfolio of brands, strong innovation, and the skills and talent to deliver sustainable growth and shareholder value.

Our focus now, and in the future, is on more than just creating great products. We're focused on leveraging our worldwide network of resources, which is unmatched in the industry. We're creating better, more innovative products that improve consumers' lives — in and around the home — each and every day. And we're committed to being an agile, global consumer products company that creates value through our brands and innovations.

FISCAL 2007 RESULTS

During 2007, we successfully managed a difficult operating environment. We experienced the most challenging U.S. industry conditions in more than two decades, and we absorbed nearly $600 million in material and oil-related cost increases. Yet, we saw record performance in our international businesses, led by Latin America and Europe. And we continued to grow and deliver value-creating results. Our 2007 highlights were as follows:

- **Net sales increased 7 percent to a record $19.4 billion.**
- **Diluted earnings from continuing operations per share increased 28 percent to $8.10.**
- **Cash flow from operations reached $927 million, and we were able to reduce total debt levels from $2.3 billion to $2.1 billion.**
- **The Maytag integration was completed, and we realized more than $400 million in efficiencies.**
- **$502 million was returned to shareholders in the form of dividends and share repurchases.**

STRATEGY EXECUTION

We remain committed to our brand value creation strategy — focusing on innovation, cost productivity, product quality and margin expansion. We continue to improve our global operating platform to ensure we are the best-cost and best-quality appliance manufacturer worldwide. Our supply chain has been transformed to better deliver products to trade customers and consumers. And we are seeing the benefits of these actions today through consolidated facilities, a stronger network, increased efficiencies and timely deliveries.

BRAND PLATFORM

Best Consumer Position

TRADE PLATFORM

Best Trade Position

GLOBAL OPERATING PLATFORM

Best Cost, Quality and Delivery Position

We align our products and services with the needs of our retail trade customers, builders and distributors. And we are committed to offering outstanding brands, consumer-relevant innovation and world-class service.

What truly distinguishes Whirlpool is our commitment to building strong brands and a loyal consumer base. We know that our strong and growing brands, fueled with innovation, attract and retain loyal customers for life.

As we continue to build and differentiate each of our brands around the world, we have focused on revitalizing our sales and marketing efforts. And in 2008, we will accelerate new product innovation globally. In the United States, we are increasing the size of our sales force and providing more resources — training, territory coverage and access to trade customers. Going forward, we will continue to drive cost productivity throughout the organization, further leveraging our global operating platform.

These efforts are designed to differentiate us within both the industry and the marketplace. Our strategy is working, and we are on target to deliver exceptional long-term results.

POSITIONED FOR GROWTH

Our growth opportunities remain abundant, and our results increasingly show that we are successfully growing our innovative consumer products and brands around the world. We are focused on expanding our business through international growth, innovation and expansion into adjacent businesses.

International Growth

We are seeing tremendous growth in emerging markets where product penetration levels, across most categories, are extremely low. Many of the larger emerging markets have produced double-digit growth in recent years.

During the last 10 years, we've developed a very strong consumer brand position in more established countries. And we continue to expand our brand portfolio across all product categories.

In 2007, for example, we introduced *KitchenAid* major appliances to the European marketplace to compete in the premium segment. This expansion presents a significant growth opportunity, moving us into a high-margin, fast-growing market segment — premium appliances.

In today's global marketplace, we are positioning ourselves to be a company that is flexible and agile with boundless opportunities.

Innovation

Innovation not only attracts consumers to our brands, it offers us a sustainable competitive advantage while commanding higher margins. In 2007, we generated more *than $2.5 billion of worldwide revenue from new brand* innovations — well exceeding our target for the year — and our robust pipeline of $4.5 billion will allow for continued growth over time.

GROWTH IN INTERNATIONAL BUSINESS OVER LAST FOUR YEARS
(REVENUE - USD IN MILLIONS)


9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
2004
2005
2006
2007
Europe
Latin America
Asia
Operating Margin %

GLOBAL AVERAGE SELLING VALUE PER UNIT
IMPACT FROM INNOVATION AND PRODUCT MIX


$400
$375
$350
$325
$300
$275
$250
$225
$200
00
01
02
03
04
05
06
07

Since 2002, the average selling value per unit has increased at a compound rate of 6%

For a product to be considered innovative within Whirlpool, it must:

- Deliver new and differentiated solutions to our consumers,
- Establish a sustainable competitive advantage, and
- Create superior shareholder value.

The refrigeration category is one example of how we provide consumers with new and unique products that deliver significant value. Refrigerators own a valuable piece of real estate within the kitchen, and we've introduced new and better ways to utilize that space. The *Whirlpool* brand in Europe introduced a refrigerator with an espresso coffee maker integrated into the door. In North America, the *Whirlpool* brand launched the *centralpark* connection refrigerator featuring a docking port that supplies power to electronic devices, such as a digital photo frame. In Latin America, the *Consul* brand introduced a refrigerator featuring a dry-erase finish. A similar product was launched under the *Amana* brand in North America — just another instance of how we leverage our innovation globally.

Adjacent Businesses

Our strength in the core major appliance business has created opportunities to expand into adjacent businesses, such as water filtration products; kitchen cookware, cutlery and utensils; and garage storage systems. A recent example is our line of organizational accessories for the laundry room. We offer pedestals to raise the height of washing machines and dryers; laundry towers featuring oversized drawers, pull-out supply trays and retractable hanging rods; and work surfaces designed to go over the tops of washing machines and dryers, adding extra work space in the laundry room. The accessories are available in a variety of colors for every washer and dryer we sell.

This portion of our business is a rapidly growing, value-creating and integral part of Whirlpool Corporation becoming a global consumer products company.

Whirlpool Corporation is a great company with an exciting **future. We have the No. 1 global appliance brand, and we are leading in global market share. In the pages that follow, you will see how our global portfolio of brands is differentiated and positioned to meet the specific needs of consumers around the world; how we attract and retain the best talent through compelling opportunities unique to Whirlpool Corporation; and how we do business in a socially responsible manner.**

We remain optimistic about the opportunities ahead, and we are focused on value-creating growth. Over the next several years, our brand portfolio will continue to shift toward faster-growing, higher-margin businesses. We remain committed to executing the strategy that has served us well. And we will continue to expand, develop and strengthen our global leadership team.

In closing, I would like to thank Whirlpool employees and investors. Whirlpool Corporation is better positioned to succeed than ever before. I look forward to reporting to you, this time next year, our continued accomplishments.

Sincerely,



Jeff M. Fettig
Chairman of the Board &
Chief Executive Officer




$12.2
$13.2
$14.3
$18.1
$19.4
03 04 05 06 07

REVENUE
($ in billions)


$6.19
$6.35
$8.10
03 04 05 06 07

DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS


$884
$880
$927
03 04 05 06 07

CASH FLOW PROVIDED BY CONTINUING OPERATING ACTIVITIES
($ in millions)



DEBT/TOTAL CAPITAL

($ in millions, except per share data)		2007		2006	Change
Net sales	$	19,408	$	18,080	7.3%
Earnings from continuing operations	$	647	$	486	33.1%
Per share on a diluted basis	$	8.10	$	6.35	27.6%
Stockholders' equity	$	3,911	$	3,283	19.1%
Total assets	$	14,009	$	13,759	1.8%
Return on equity		18.1%		15.7%	15.3%
Book value per share	$	48.96	$	42.93	14.0%
Dividends per share	$	1.72	$	1.72	0.0%
Share price					
High	$	118.00	$	96.00	22.9%
Low	$	72.10	$	74.07	-2.7%
Close	$	81.63	$	83.02	-1.7%
Shares outstanding at December 31 (in 000s)		75,835		78,484	-3.4%
Number of employees		73,682		73,416	0.4%



#1 Global Share
#1 Global Appliance Brand



NORTH AMERICA REGION

- #1 major appliance market share
- Leading brands in mass and premium segments
- Three of top 10 brands in bi-annual *HFN* magazine ranking of major appliance "Power Brands"

LATIN AMERICA REGION

- #1 consumer position in Brazil and Argentina
- Rapidly growing position throughout all Latin American markets
- A leader in the premium segment

EUROPE REGION

- #1 brand position
- Growth in the premium brand segment
- Continued expansion into emerging markets

ASIA REGION

- #1 consumer-preferred brand in India
- A leader among Western brands in China
- Continued expansion into emerging markets



Whirlpool Corporation has great brand names that each holds a unique and differentiated position in the global marketplace.

The *Whirlpool* active balancer
The *Maytag* demanding loyalist
The *KitchenAid* home enthusiast
The *Jenn-Air* proud gourmet
The *Amana* practical style-seeker
The *Brastemp* trendy cosmopolitan
The *Consul* close-knit optimist
The *Bauknecht* responsible balancer
The *Gladiator* garage enthusiast

Whirlpool Corporation knows its brands, and each brand knows its consumers.

Our Brands



THE TAYLORS


Whirlpool®
Home Appliances

BUSY
OPTIMISTIC
ACCOMPLISHED
TIME-STARVED
TECH-SAVVY
DRIVEN

The Taylor family is constantly on the go and needs all the help it can get to manage all of life's demands. Despite a to-do list that never ends, the No. 1 priority is family and spending time together. Sharing a meal with family and friends is far more important than actually preparing it. They're always looking for appliances to help them get more done every day.

PRODUCTIVE
CARING
ORGANIZED
INNOVATIVE
ECO-EFFICIENT
INTUITIVE

The *Whirlpool* brand promises innovative solutions that help the Taylor family get more done, faster and easier than ever before, resulting in a great sense of accomplishment at the end of each day.



WHIRLPOOL DUET STEAM WASHER AND DRYER WITH *LAUNDRY 1-2-3* CUSTOM LAUNDRY OPTIONS

The *Whirlpool Duet* steam washer naturally steams away tough stains, from grass to grease, without pre-treating. The steam dryer removes odors and reduces wrinkles from clothing. And as more and more laundry rooms are relocating from the basement to higher-profile areas of the home, *Whirlpool* brand has responded with high-performance options and a new earthy color palette designed for style-conscious consumers.





WHIRLPOOL CENTRALPARK CONNECTED REFRIGERATOR

The *centralpark* connection unites appliances and electronics, allowing consumers to remove clutter from counters and refrigerator doors. The *centralpark* connection provides a docking port on the refrigerator that supplies power to electronic devices, which are manufactured and sold by third parties as accessories to the refrigerator. The first such accessory is a digital photo frame that displays thousands of photos on the refrigerator without using a single magnet. Photo frame functionality includes the ability to automatically receive pictures from a wireless device, camera phone or computer with optional service plan. Additional plug-in compatible devices, including a tablet PC, message center, and iPod® speaker system, are available through retailers and scheduled to launch throughout 2008. Finally, a cool new way to stay connected.



Measured Fill Set-Up
ICE
LIGHT
MEASURED FILL
WATER
Fast Fill


Whirlpool
Home Appliances

***Whirlpool*, the flagship brand of the company, strives to help families manage their ever-busier lives through innovative products that help them get more done. Whether it's new solutions for doing laundry with steam, saving scrubbing time with *PowerScour* dishwashers, organizing with *Laundry 1-2-3* accessories, or saving water and energy with its eco-friendly lineup, *Whirlpool* is a brand families trust.**

***In 2008, Whirlpool brand is slated to launch nine* major products in North America alone. These launches include an expanded line of vibrant new colors and accessories for the laundry room. The brand also is launching a French door bottom-mount refrigerator with external ice and water dispensing, as well as an entire suite of kitchen appliances that is beautifully matched and chock-full of innovations.**

OPPORTUNITIES TO EXPAND

Whirlpool Corporation's strength in its core appliance business has created opportunities to expand into adjacent businesses. One example is the *affresh* washer cleaner tablets. These tablets remove odor-causing residue in washing machines.


affresh
CAUTION
ATTENTION
PRECAUCION

EUROPEAN ESPRESSO MAKER

In Europe, *Whirlpool* brand introduced an espresso coffee maker integrated into a side-by-side refrigerator. The espresso maker uses coffee pouches and is able to provide up to 35 cups of coffee at a time.





INDIA MARKET INTRODUCES WATER PURIFIER

The *Whirlpool* brand *PURAFRESH* water purifier was introduced in India, marking the region's entry into the water category. *PURAFRESH* is India's first and only direct-flow reverse osmosis water purifier with no storage tank, enabling immediate consumption of freshly purified water.





OPTIONS TO ORGANIZE

Whirlpool brand *Laundry 1-2-3* products provide consumers with custom options to organize laundry rooms. The work surface provides a place to sort, treat and fold, and laundry towers include spacious drawers to store laundry supplies within easy reach. Some models include a retractable rod to hang items right out of the dryer. Pedestals, available in varying heights, help make loading and unloading laundry easier.


THE MILLERS


MAYTAG®



ACTIVE
LOYAL
PRACTICAL
TRADITIONALISTS
ACHIEVERS
DEMANDING

The Miller family has high expectations for the brands they purchase and use. They usually gravitate to brands that are well-established and proven. The Millers are extremely loyal and will use a brand for as long as it continues to meet their expectations. They demand high-performance appliances and are willing to pay more for quality.

DEPENDABLE
HIGH-QUALITY
RELIABLE
STRONG
DURABLE

Maytag brand appliances offer a heritage of quality and performance on which the Millers can depend. *Maytag* brand products are exceptionally durable and feature commercial-grade components.



MAYTAG EPIC WASHER AND DRYER

The *Maytag Epic* washing machine features a built-in dispenser option to automatically dispense OxiClean® stain-fighting additive into the pre-wash cycle to help remove tough stains. The *Epic* pair is available in a new arctic blue color. With a solid steel frame, heavy-duty shock absorbers, and high impact-resistant windows, the *Maytag Epic* washer and dryer are built strong to last long.





MAYTAG LAUNDRY 1-2-3 ORGANIZATIONAL ACCESSORIES

Maytag Laundry 1-2-3 organizational accessories feature slide-out and protective work surface options. The laundry towers fit beside or between the washer and dryer and feature oversized storage drawers, a pull-out supply tray and a retractable steel hanging rod.



MAYTAG®

For more than a century, *Maytag* brand appliances have been synonymous with dependability and durability. Today, *Maytag* brand's unequaled tradition of quality production and unrivaled performance continues to thrive. Exceptionally durable, commercial-grade components are found in *Maytag* brand appliances.

ENHANCED CLEANING

Maytag SteamClean dishwashers deliver enhanced cleaning performance on glassware for soil and spotting.

In January of 2008, *Maytag* brand introduced the *Maytag Bravos* steam dryer, the first top-load steam dryer in the industry.



HIGH EFFICIENCY

The *Maytag Bravos* high-efficiency, large-capacity top-load washer and dryer system features a commercial-grade stainless steel wash basket – providing the thorough, dependable clean of a front-load laundry system in a top-load configuration.





MAYTAG REPAIRMAN

In April of 2007, after an extensive national search, a new Maytag Repairman was named. The new Maytag Repairman will play a key role in revitalizing the *Maytag* brand. With one foot squarely planted in the past and the other firmly planted in the future, Whirlpool Corporation is re-establishing the positioning of quality and dependability that have always been synonymous with the *Maytag* name.


MAYTAG
MAYTAG

AUSTRALIAN MARKET LAUNCH

During the year, a new *Maytag* kitchen appliance collection was launched to the Australian market. The collection consists of cooktops, built-in coffee machines, built-in ovens and microwaves, elegant range hoods and freestanding ranges.



100TH ANNIVERSARY

In celebration of the 100th anniversary of the first *Maytag* washer, the special edition *Maytag Centennial* pair features commemorative styling with a center-knob control and gold console trim and kickplate. The washer features a heavy-gauge steel lid and commercial-grade strength.




THE GRANGERS


KitchenAid®

FOR THE WAY IT'S MADE.®

OUTGOING
PASSIONATE
WARM
GENEROUS
FAMILY-ORIENTED

The Granger family loves to cook, especially with others. Outgoing and imaginative, they enjoy the process of cooking and want appliances that let them express their creativity.

TIMELESS
INTUITIVE
QUALITY
CRAFTSMANSHIP

The *KitchenAid* brand is for those who are passionate about cooking. *KitchenAid* brand products feature easy-to-use performance, timeless design and quality you can feel, making cooking effortless for the Granger family.



KITCHENAID STAND MIXER

Introduced in 1919, the iconic *KitchenAid* stand mixer is more popular today than ever. One secret to its ingenious design is a hub that accommodates more than a dozen optional attachments. This feature has enabled *KitchenAid* brand to continuously add to the mixer's versatility with new tools and attachments.


Ultra Power





KITCHENAID ARCHITECT SERIES II

The *KitchenAid Architect* Series II is the latest generation of top-of-the-line appliances. Design elements include seamless surfaces for easier cleaning; easy-to-grip handles for better control and access; larger windows on oven doors for better visibility; warming drawers on select range models; and glass touch controls with blue digital display lighting across the entire line. Beveled edges provide for a smoother fit with cabinetry.

KitchenAid®
FOR THE WAY IT'S MADE.®

Since the introduction of its legendary stand mixer in 1919 and its first dishwasher in 1949, *KitchenAid* brand continues to build upon the legacy of these icons to create a complete line of products designed for cooks. From countertop appliances to cookware, ranges to refrigerators, and whisks to wine cellars, *KitchenAid* brand offers virtually every essential for the well-equipped kitchen.

Professional chefs choose *KitchenAid* for their homes more than any other brand. All *KitchenAid* products feature timeless design, easy-to-use performance and quality you can feel.

EXPANDED OPPORTUNITY

Inspired by the quality and performance of their *KitchenAid* countertop and major appliances, consumers began asking for versatile kitchen accessories of the same quality. In response to this consumer need, *KitchenAid* brand now offers almost anything a cook may need in the kitchen, including cookware, measuring cups and spoons, oven mitts, dish towels, bakeware, cutlery, sinkware, pantryware and cookbooks.

As the brand continues to expand its licensed product offerings, look for *KitchenAid* food storage products, microwave ovenware and trash containers.

2008 AND BEYOND

In 2008, *KitchenAid* brand will introduce major appliances into the Brazilian market and continue its introductions in Europe.

In addition, a redesign of KitchenAid.com is set to launch, emphasizing the breadth of products offered.


KitchenAid
KitchenAid
KitchenAid
KitchenAid
KitchenAid



OUTDOOR ENTERTAINING

The *KitchenAid* outdoor product suite offers high-performance appliances for outdoor use. The collection features new styling and added built-in options, all designed to make *outdoor entertaining* easier and more enjoyable. The new line includes such additions as warming drawers, pull-out tank access on freestanding grills, and built-in trash and utility drawers for cooking islands.





EUROPEAN LAUNCH

KitchenAid major appliances are now available in France, Italy and the United Kingdom. The appliances feature European styling coupled with leading-edge technology.

EXPANSION INTO NEW MARKETS

KitchenAid brand continues to see growth in outdoor appliances and expansion of its appliances into new markets. The brand recently refreshed its entire *Architect* Series II suite and expects to strengthen its position in the premium market through continued enhancements to its product line, increased advertising and superior customer service.


THE PARKERS


JENN-AIR.
FOR THE LOVE OF COOKING.

UNCOMPROMISING REFINED DETAIL-ORIENTED STRIVES FOR PERFECTION

The Parker family is realistic, practical-minded and goal-oriented. Whether setting an elegant table or creating a delicious dinner, the Parkers like to entertain and strive for perfection. Proud of their home, the Parkers want kitchen appliances that offer both style and performance.

PRECISE PERFORMANCE DETAILED REFINED STYLISH

Jenn-Air brand offers refined kitchen appliances that deliver beautiful results. Uncompromising in performance, style and attention to detail, *Jenn-Air* brand offers products that help the Parker family create gourmet dishes and host perfect dinner parties.



JENN-AIR OILED BRONZE SUITE

The *Jenn-Air* oiled bronze suite of appliances offers a warm, distinctive alternative to stainless steel. The oiled bronze collection is a *Jenn-Air* exclusive and includes gas and electric cooktops, wall ovens, warming drawers, refrigerators and dishwashers.







JENN-AIR ENTERTAINING ESSENTIALS

Jenn-Air brand offers a collection of small-scale appliances for the living room, media room and other rooms beyond the kitchen. The collection includes a wine cellar, beverage center, ice machine, undercounter refrigerator, warming and refrigerator drawers, and convenience oven.

JENN-AIR®

FOR THE LOVE OF COOKING®

***Jenn-Air* brand offers refined kitchen appliances that deliver beautiful results. Like its consumers, *Jenn-Air* products are uncompromising in performance, style and attention to detail. *Jenn-Air* brand has the distinction of being the "most preferred cooking brand," based on an independent study. The *Jenn-Air* brand is usually purchased in suites.**

MORE CHOICES

Jenn-Air brand plans to add to the already successful oiled bronze product line to offer the consumer even more choices. Additions include a hood, built-*in refrigerator and a built-in* microwave oven. Induction cooktops and several styles of refrigerator doors also will be launched in 2008. *Jenn-Air* brand will continue to drive premium share growth through enhanced in-store *experiences, enhanced* premium service and unmatched sales education.

TARGETED FOCUS

The *Jenn-Air* brand will double its investment in print media in 2008 with a targeted focus on epicurean and lifestyle audiences.


The power of performance.




Sanitize
Extra Rinse
Steam Clean
Options
Start/ Cancel
Delay

ENHANCED CLEANING WITH STEAM

Jenn-Air SteamClean dishwashers provide advanced soil and spot cleaning while enhancing an existing wash cycle to produce an even more lustrous shine on stemware. Dishwashers with the Steam*Clean option* have a new silent sound package, making an already quiet dishwasher even quieter.


THE AARONS


Amana

STYLISH
HIP
YOUTHFUL
UNPRETENTIOUS
POSITIVE

Members of the Aaron family are practical style-seekers who are optimistic about their lives. They are energetic, use style to express themselves and embrace change. Since they like things to be simple yet precise, they look for appliances that offer practical features, are easy to use and designed to go with any décor.

FRESH
STYLISH
CONTEMPORARY
AFFORDABLE
CLEVER
PRACTICAL

Amana brand appliances offer practical, clever features that provide the Aaron family with simple and contemporary designs at the right price. The Aarons can express themselves through their *Amana* appliances.



The *Amana* front-load laundry pair features a super-capacity 7.1 cubic foot dryer, enabling consumers to dry more in a single load. The washer features antimicrobial component protection and exceeds the 2007 ENERGY STAR® guidelines for energy and water consumption.



antimicrobial
component protection

Amana®

Now that's clever.

The *Amana* brand is aligned with the practical style-seeker, bringing niche products to consumers who otherwise have not been addressed within the appliance industry.

The *Amana* brand offers a strong heritage combined with clever design capabilities. In 2008, *Amana* will undergo a significant revitalization, emerging as an innovative, affordable, style-conscious appliance brand.

EMERGING CONSUMER SEGMENTS

The *Amana* brand caters to one of the largest emerging consumer segments: consumers with disposable incomes who are interested in expressing themselves through style in their home environment and appliances.

WRITE DRAW ERASE

The *Amana JOT* refrigerator features a dry-erase finish on the door, enabling consumers to write, draw or erase with easy cleanup. The refrigerator also offers single up-front temperature control and spill-saver glass shelves. The refrigerator, available in Latin America under the *Consul* brand, is an example of how Whirlpool Corporation is able to leverage its innovations globally.

12%

Today, 12 percent of all consumers own at least one *Amana* appliance.


8 days
until Marci's
Birthday


Grocery List
① milk
② Peanut Butter
③ Detergent
④ Paper towels


Pleeease walk the dog!
Great report card!


I Love you
MOMMY





STYLISH

The new *Amana* stainless steel kitchen suites showcase a fresh mix of clever features, simple aesthetics and trendy styling that give consumers a chance to express their individuality at an affordable price.

CONTINUED BRAND EXPANSION

In 2008, *Amana* brand will provide consumers with an entirely refreshed product line. Look for contemporary designs, practical features and affordable prices.

Amana brand also will continue to expand its product lines to support the lifestyle needs of consumers who are interested in cool innovations that are *priced right*.


THE BORGES

BRASTEMP

AUTHENTIC FUN CONNECTED DETERMINED TRENDY COSMOPOLITAN

The Borges family is connected and curious. Their home is a place where family and friends gather for fun and laughter. While they love being at home, they also travel wherever they can to experience different cultures, food and sights. Their style reflects who they are – professional, cosmopolitan and unique. The Borges family wants their appliances to be an expression of themselves.

EMPOWERING
DARING
AUTHENTIC
STYLISH
INNOVATIVE

The *Brastemp* brand is empowering, stylish and innovative. A trendsetter in home appliance technology and design, *Brastemp* products are reliable and they inspire the Borges family to spend time doing the things they enjoy.



BRASTEMP CLUB REFRIGERATOR

The *Brastemp Club* refrigerator was designed for people who enjoy entertaining at home with friends and family. It offers an exclusive can dispenser in the door, a shelf to frost glasses, a pre-programmable compartment that allows consumers to cool drinks to desired temperatures and an alarm that sounds when the drinks are *ready to serve*.





BRASTEMP EGGO MINIWASHER

A new concept in compact and portable washing machines. *Brastemp Eggo* was created to take care of the most delicate fabrics and clothes, such as lingerie, swimwear and baby clothes. Its ozone cycle eliminates bacteria. A digital panel controls *Brastemp Eggo*, which can wash about two pounds of laundry at a time.


BRASTEMP
eggo

BRASTEMP

seja autêntico

In Brazil, the *Brastemp* brand is the No. 1 home appliance brand in consumer awareness, consideration, preference and loyalty. A trendsetter in technology and design, the *Brastemp* brand leads all major home appliance innovations within Brazil.

CONTINUED GROWTH

The *Brastemp* brand continues to strengthen its efforts to promote its very successful "B Side" positioning campaign. While "B" stands for *Brastemp*, its "Be Authentic" positioning demonstrates that *Brastemp* products let consumers express their sense of style and individuality while freeing them to do the things they like to do. This positioning is a key component in the brand's success.

Beyond marketing efforts, continued investment in innovation and product development translates the brand's values into products.

COMPLETE DIGITAL OVEN

The *Brastemp Touch* is the only range in the market offering a complete digital oven.


BRASTEMP





SALES SURPASS EXPECTATIONS

The 2007 launch of the *Brastemp Retro* miniature refrigerator was a great success.

The exterior design of the *Brastemp Retro* miniature refrigerator is the same design used by the brand in the 1950s. Its interior offers modern technology in refrigeration – a can rack, bottle divider and multi-use drawer.



SIMPLE TOUCH OF A BUTTON

The *Brastemp Flex* freezer allows consumers to choose between using the product as a freezer or as a refrigerator with a simple touch of a button.

NEW PRODUCT INTRODUCTIONS

In 2008, the *Brastemp* brand will rejuvenate its line of washing machines with six new models.

Today, five out of every 10 households in Brazil own a *Brastemp* washing machine. And, according to IBOPE, a renowned research institute, no other washing machine is more resilient than a *Brastemp*.



THE CARVALHOS


Consul

HAPPY
CLOSE-KNIT
OUTGOING
EMBRACING
CONFIDENT

The Carvalhos put family first, taking pleasure in the simple things in life. Warm and outgoing, they are a close-knit, traditional family with mom at the heart of everything. They want appliances that make life easier so they can spend more time with family and friends.

GENEROUS
EASY-TO-USE
INCLUSIVE
BEAUTIFUL
TRUSTWORTHY

The *Consul* brand is part of everyday life. It offers products and services that are dependable, durable and make life a little easier for the Carvalho family



CONSUL AQUARELA REFRIGERATOR

The *Consul Aquarela* refrigerator is covered in a special coating that allows consumers to draw and erase on doors and sides, emulating a dry-erase whiteboard. With *Aquarela*, members of the family can leave messages to each other, making the kitchen even more interactive.


Pagar
água e luz!!
Oi



CONSUL MARÉ WASHING MACHINE

The *Consul Maré* washing machine comes with an exclusive "easy level" feature that lets the consumer determine the correct amount of clothes, soap and water.


consul 7,5kg
Maré
7,5kg
NÍVEL FÁCIL


Consul
Parte da sua casa

The *Consul* brand is close and intimate with its consumers and is considered part of their homes and family histories. A leader in refrigerators, washing machines and air conditioners, the brand understands its consumers' values and behaviors and how to best translate their needs into products and services that are reliable, affordable and easy to use.

53%

More than 53 percent of all Brazilian households own a *Consul* appliance.

Consul Scents Ranges


consul
consul
consul



EXPANDING THE BRAND

In 2008, *Consul* brand will offer a new line of automatic and semi-automatic washing machines. Its semi-automatic washing machines offer tremendous growth potential and serve a largely untapped *consumer* segment – lower-income families with some disposable income.



Consul

GROWTH IN NEW CATEGORIES

Consul brand continues to see growth in new categories like acclimatizers, space heaters, ceiling fans and vacuum cleaners.

COMPETITIVE RANGE LINE

The *Consul* brand is refreshing its entire cooking product line and expects to strengthen its leading position in the home appliance category with the new *Scents* ranges. *Consul Scents* ranges are competitively priced and, in response to consumer feedback, feature extra-tall feet. The ranges are durable and easy to clean.



FOCUSED ON HEALTH AND WELLNESS

The *Consul* air cooler is designed to improve consumers' health and wellness in some of the driest regions of Brazil. It features a water dispensing capacity of nearly two gallons, washable filter, timer and a humidifier function. The *Consul* brand also launched a line of refrigerators featuring a filter that reduces the proliferation of bacteria and odors inside the product, creating a healthier environment for consumers.


THE BECKERS

Bauknecht

Live today.

DYNAMIC
POSITIVE
QUALITY-MINDED
CREATIVE
CONFIDENT

The Becker family has an energetic, future-oriented and positive approach to life. They enjoy life and being with family and friends. Health-conscious and socially responsible, the Beckers look for appliances that help them support the environment.

RELIABLE
PREMIUM
ECO-FRIENDLY
CARING
VERSATILE

uknecht brand makes life more comfortable for the Becker family. Featuring premium
ts that are reliable and make healthy living easy, the *Bauknecht* brand is committed
ing the Beckers conserve the earth's natural resources every single day.



BAUKNECHT STEAM WASHING MACHINE

The *Bauknecht* Steam washing machine uses the natural power of steam to hygienically clean laundry even at low temperatures. It also freshens garments quickly and helps to gently remove tough stains from clothes.




Bauknecht
Live today.

***Bauknecht* is a regional brand with a strong German heritage dating back to 1919. It stands for quality, reliability and premium performance. While sold throughout Europe, *Bauknecht* is one of the most preferred brands in Germany. It focuses on consumers who enjoy life with friends and family. *Bauknecht* brand consumers have high expectations when it comes to product reliability and performance, while caring for their family and the environment around them.**

EXTENDABLE STORAGE SPACE

The built-in, double-drawer refrigerator provides modern, extendable storage space that can be accessed easily. The new cooling units feature Dynamic Intelligence-sensor technology, ensuring that pre-set temperatures recover five times *faster than normal cooling* appliances and providing a high level of energy efficiency.



GROWTH IN BUILT-IN PRODUCTS

The *Bauknecht* brand continues to see growth in built-in products, thanks to continued innovation. In 2007, it launched the new *Pure* oven line with *ProTouch* finishing, for which it won the "Kitchen Innovation of the Year" award from both the German Kitchen Trade Association and the "Better Life" initiative of the German Federal Ministry of Economics and Technology.

In 2008 and 2009, *Bauknecht* will renew its line of free-standing appliances, offering new innovations that will be eco-friendly and focused on consumers' health, hygiene and comfort.



ONE OF THE MOST
PREFERRED BRANDS
IN GERMANY



40%
LESS ENERGY

The *Bauknecht SuperEco* washing machine consumes approximately 40 percent less energy than traditional washing machines when set at the 60 degrees Celsius *SuperEco* cycle.

HEALTH
ADVANTAGE

The new steam oven brings together the health advantage of steam cooking with classic oven functions. Additionally, the combination of roasting and baking with extra steam delivers more tender meat, while an integrated meat probe guarantees perfect results, even for less experienced cooks.





THE BAUERS




GLADIATOR™
GARAGEWORKS
BY WHIRLPOOL CORPORATION

PASSIONATE
ACTIVE
ADVENTUROUS
ORGANIZED
CREATIVE

The Bauer family spends time doing what they love. They have diverse hobbies and interests. Since they are always on the go, they want a garage storage solution that lets them find items quickly and easily.

VERSATILE
STYLISH
ORGANIZED
TOUGH
DURABLE
INNOVATIVE

A *Gladiator* brand garage provides complete organization for the busy Bauer family. *Gladiator* Garageworks products are specifically designed for the harsh environment of the garage, and it is the only organization line to complement its storage solutions with matching appliances that are able to withstand extreme temperatures.



GLADIATOR "SMART SOLUTIONS"

"Smart Solutions" by *Gladiator* brand includes the golf caddy, ball caddy, project caddy and clean-up caddy. This series, introduced in early 2008, adds another level of innovation to the *Gladiator* organization line, addressing the plights of the *Gladiator* brand consumer and making life easier one product at a time.



***Gladiator* Project Caddy**



***Gladiator* Clean-Up Caddy**



***Gladiator* Golf Caddy**



***Gladiator* Ball Caddy**


GLADIATOR™
GARAGEWORKS
BY WHIRLPOOL CORPORATION

The original idea for *Gladiator* Garageworks came from real consumers who expressed a need to somehow organize their garage clutter. Armed with this consumer knowledge and seeing the garage as an untapped room within the home, Whirlpool Corporation developed and launched the *Gladiator* Garageworks brand.

CONTINUED BRAND EXPANSION

Consumers who enjoy sports, outdoor activities, automotive restoration and gardening have specific and unique storage needs. *Gladiator* Garageworks is prepared to meet these needs with new products designed to better support specific consumer lifestyles.

Look for these forthcoming, innovative *Gladiator* Garageworks solutions:

- Larger cabinets to provide consumers with even more storage space
- Unique solutions for storage in out-of-reach areas
- New wall products to help consumers take more items *off the floor*

Beyond expansion within the product line, *Gladiator* Garageworks brand is gearing up for global expansion as well. The brand will begin selling in Canada in 2008, with plans to expand into additional markets in coming years.

GROWTH ALIGNED WITH CONSUMER TRENDS

Consumers are beginning to understand the value that a fully remodeled garage can add to their home, while making that space much more friendly *and usable*.

These trends bode well for the continued success of the *Gladiator* Garageworks brand.

40%

Approximately 40 percent of U.S. residents use their garage for something other than parking their car. Whether their garage is cluttered, used as a workshop or serves as storage space, *Gladiator* Garageworks products provide solutions.





MOBILE WORKSTATION

Gladiator VersaTop work surface installs on top of two modular components to create a mobile workstation. The surface is sealed with a clear coat that resists stains and is easy to clean with a wet cloth.



The room formerly known as the garage.

The "World of Whirlpool" (WoW) offers employees endless possibilities for growth and achievement — providing compelling experiences that can't be found elsewhere. The WoW experience is what attracts and retains the best people to Whirlpool Corporation. It provides them with the opportunity to engage in challenging work in a global company where contributions matter.


WOW
World of Whirlpool

CARLA COUNTS

Material Tugger
Findlay, Ohio, USA

I was watching "Living with Ed" on HGTV when Ed mistakenly stated that dishwashers use too much water to be green. Together with my local HR department and *Corporate Communications*, we contacted the show. *Whirlpool* ENERGY STAR® qualified appliances were installed in Ed's home, and he then mentioned energy efficiency in appliances on the show. My idea made a difference.





Our People

MARK SIVA

Brand Marketing Manager
Microwave Ovens, Europe
Comerio, Italy

I recently joined Whirlpool, and I already feel right at home. The passion, commitment and positive energy that I find all around me create a great working environment that breeds success.



EWA FOLTYNSKA

Activity Manager
Dish Care, Europe
Comerio, Italy

I work in Brand Marketing in Europe but was asked to participate in an important global project. The opportunity not only helped me get new experience and technical knowledge, it also gave me a different perspective on the intricacies of our business. I now appreciate what it means to be a global company.



PAOLA MAYORGA

National Sales Manager
Bogotá, Colombia

Everyone asks me why I enjoy my job so much, and I always respond with the same answer: I have challenging objectives with a fabulous team, surrounded by an environment that stimulates integration and professional growth.

JUDY ZHANG

HR Specialist - Talent Management
Shanghai, China

I recently traveled to India for a Whirlpool Asia regional Human Resources meeting. For 10 days, I worked alongside my peers from India and Australia. The opportunity provided me with a cultural orientation and an experience that I will carry with me for all of my life.





LUDOVIC BEAUFILS

Brand Dish Care Director, Europe
Comerio, Italy

I remember the day I was promoted to my new role after seven years as a consultant and only 16 months in a strategy role at Whirlpool. Whirlpool was delivering on the promise made when I had been hired and trusting me with a great challenge in a key category.



JOE MATTHEWS

Sourcing Director
Benton Harbor, Michigan, USA

***I was looking for a job* with Whirlpool, but found a career. Whirlpool is a company where you can fuel your passion.**



KIRSTEN HEWITT

Vice President &
Associate General Counsel
Benton Harbor, Michigan, USA

I am amazed by the tremendous power of a group of diverse and talented Whirlpool individuals, aligned and focused on achieving a common goal. I have had the privilege of serving on high-performance teams that, together, accomplished more than any individual would have ever thought possible.



MARCIO MIASHIRO

Sales and Operation
Plan Leader
São Paulo, Brazil

I really enjoy the freedom and the trust that Whirlpool gives me. My suggestions are valued and I am directly able to contribute to the business.



SUMIT JOSHI

Director of Marketing
Delhi, India

Three months after I joined Whirlpool, I was tasked with leading the product launch and promotions tied to the Diwali festival. Whirlpool believed in my abilities. I cherish the confidence and trust reposed in me on such a high-profile project.



ARTHUR AZEVEDO

Finance Director
São Paulo, Brazil

Working for Whirlpool makes me feel as though I'm part of something great, something relevant. I work with bright people around the world, people who are engaged in making a change and, more important, making a difference.



CAROLYN TORRES

Product Development Manager, Cooking Business Team
Benton Harbor, Michigan, USA

From day one, I was welcomed and made to feel like part of the team. I am consistently impressed and inspired by the passion and dedication of my coworkers. I firmly believe Whirlpool Corporation's greatest asset is its people.

SENSE OF RESPONSIBILITY

A strong sense of social responsibility instilled with an equally strong sense of business responsibility.

For nearly 100 years, Whirlpool Corporation has not only run a strong business for its employees, trade customers, consumers and shareholders, it also has been a good neighbor.

Whirlpool and its employees voluntarily look for opportunities to positively impact society, while also ensuring that those opportunities align with the company's business.



ur Sense of Responsibility

HABITAT FOR HUMANITY®

Whirlpool Corporation's support of Habitat for Humanity International began in 1999 with the donation of an ENERGY STAR® qualified refrigerator and range to every Habitat for Humanity® home built in North America. Since then, the company has directly improved the lives of more than 44,000 families and donated nearly 90,000 appliances globally.

COOK FOR THE CURE®

Cook for the Cure®, presented by *KitchenAid*, was founded in 2001 to give passionate cooks a way to support Susan G. Komen for the Cure®. Through donation-with-purchase programs, special fundraising events, auctions and grassroots initiatives, Cook for the Cure® has raised more than $7 million globally to support the fight against breast cancer, with more than $6 million of that in the United States benefiting Komen for the Cure®. *KitchenAid* also supports breast cancer organizations in other countries including Canada, France, Germany, Greece and Israel.





INSTITUTO CONSULADO DA MULHER
(Women's Consulate Institute)

The Instituto Consulado da Mulher is dedicated to improving the lives of low-income women living in Brazil. It encourages positive gender relations and the creation of small business cooperatives to help women develop their entrepreneurial skills so they can provide their families with a steady income. More than 150,000 women have benefited from the program since 2002.

IT BEGINS AT HOME

The Whirlpool Corporation commitment begins with its more than 73,000 employees worldwide. Its values – respect, integrity, diversity with inclusion, spirit of winning and teamwork – provide the foundation for how Whirlpool Corporation employees do business the right way.



By providing employees with development and growth opportunities, Whirlpool Corporation creates an engaging work environment where individuals can contribute to their fullest. In 2007 the company was recognized by *FORTUNE*® magazine as one of the 20 best companies for leadership development globally.

EXTENDING ITS VALUES THROUGHOUT THE SUPPLY BASE

In 2007, Whirlpool Corporation formalized the key principles under which the company's suppliers are required to operate. Whirlpool Corporation expects that the products it makes and the components that comprise them will be produced in a manner compatible with its high standards.



IMPROVING PEOPLE'S QUALITY OF LIFE

Whirlpool Corporation helps people shape a better world for themselves and others. By providing time and resources, the company aims to help more individuals reach their full potential, and by doing so, improve the quality of life for themselves, their neighbors and their communities.


Susan G. Komen for the Cure
COOK FOR THE CURE
KitchenAid

In addition to Habitat for Humanity,® Susan G. Komen for the Cure® and Instituto Consulado da Mulher, Whirlpool Corporation employees lend support to communities around the world. For example, employees at Whirlpool Corporation's headquarters in Benton Harbor, Michigan, donate thousands of hours hosting mentoring programs, volunteering for Habitat for Humanity,® and through executive on loan programs with civic groups. Employees with the compressor subsidiary in China spend quality time with and teach English to nearly 200 children residing in a temporary shelter, and Whirlpool China employees provide career counseling to high school and university students through Junior Achievement. In Mexico, employees raised funds and volunteered to help children with physical disabilities from low-income families. And in Italy, employees participated in a half-marathon and tennis tournament to support cancer treatment and research.

REDUCING OUR ENVIRONMENTAL FOOTPRINT

Whirlpool Corporation takes its environmental responsibilities very seriously, and continues to play a leading role in the development of home appliances for consumers throughout the world that incorporate innovative technologies and help conserve energy and water resources, as it has for more than 30 years.

In 2003, Whirlpool Corporation was the first major appliance company to announce a global greenhouse gas (GHG) reduction target. In 2007, the company announced a significant increase in its commitment by increasing its GHG target and committing to reduce its total greenhouse gas emissions 6.6 percent by 2012.


SmartWay
Transport Partnership
U.S. Environmental Protection Agency

Also in 2007, Whirlpool Corporation announced a partnership with SmartWay Transport, a collaboration between the U.S. Environmental Protection Agency and the freight industry to increase energy efficiency while significantly reducing greenhouse gases and air pollution.

Our Results

The following is a summary of Whirlpool Corporation's financial condition and results of operations for 2007 and 2006. For a more complete understanding of our financial condition and results, this summary should be read together with Whirlpool Corporation's Consolidated Financial Statements and related notes, and the "Management's Discussion and Analysis." This information appears in the Financial Supplement to the Company's Proxy Statement mailed with this Annual Report and in the Financial Supplement to the 2007 Annual Report on Form 10-K filed with the Securities and Exchange Commission, both of which also are available through the Internet at whirlpoolcorp.com.

EXECUTIVE OVERVIEW

Whirlpool Corporation ("Whirlpool") is the world's leading manufacturer of major home appliances with revenues of $19.4 billion and net earnings of $640 million for the year ended December 31, 2007. We are a leading producer of major home appliances in North America and Latin America and have a significant presence in markets throughout Europe and India. We have received worldwide recognition for accomplishments in a variety of business and social efforts, including leadership, diversity, innovative product design, business ethics, social responsibility and community involvement. We conduct our business through four reportable segments, which we define based on geography. Our reportable segments consist of North America (60% of revenue), Europe (20% of revenue), Latin America (18% of revenue), and Asia (2% of revenue).

Our global branded consumer products strategy over the past several years has been to introduce innovative new products, increase brand customer loyalty, expand our presence in foreign markets, enhance our trade management platform, improve total cost and quality by expanding and leveraging our global operating platform and where appropriate, make strategic acquisitions and investments.

We monitor country-specific economic factors such as gross domestic product, consumer confidence, retail trends, housing starts and completions, sales of existing homes and mortgage interest rates as key indicators of industry demand. In addition to profitability, we also focus on country, brand, product and channel sales when assessing and forecasting financial results.

Competition in the home appliance industry is intense in all global markets we serve. In addition to our traditional competitors such as Electrolux, GE, and Kenmore in North America, there has been an emergence of strong global competitors such as LG, Bosch Siemens, Samsung, and Haier. In each geographic region, our customer base is consolidated and characterized by large, sophisticated trade customers who have many choices and demand for competitive products, services and prices. We believe that our acquisition of Maytag Corporation ("Maytag") on March 31, 2006, coupled with productivity and cost controls, new innovative product introductions, and improved product mix will enhance our ability to respond to these competitive conditions. We believe this combination will translate into benefits for our trade customers and consumers by generating significant cost savings that enable us to continue to offer competitive prices across a wide array of innovative, high-quality consumer products that translate into increased sales and enhanced financial results.

During 2007, we delivered record sales and earnings per share in a challenging global market. The U.S. appliance industry experienced the largest year-over-year volume decline in over two decades and material- and oil-related costs increased $600 million from the prior year. During the last three and a half years we have seen unprecedented material cost inflation which has increased our input cost over the same time frame by $1.7 billion. We accomplished a major milestone in 2007 by completing the Maytag integration and achieved our initial acquisition cost efficiency goals one year ahead of plan. We also improved our cost productivity performance across the organization. Our international business reported record results with significant improvements over 2006 while North America results were lower primarily due to a weak U.S. industry appliance demand and significantly higher material costs.

FACTORS AFFECTING COMPARABILITY

On March 31, 2006, we completed the acquisition of Maytag. Maytag's reported consolidated net sales for the year ended December 31, 2005 were approximately $4.9 billion. With the acquisition, we added an array of home appliance brands including *Maytag*, *Jenn-Air* and *Amana*. The aggregate purchase price for Maytag was approximately $1.9 billion, including approximately $848 million of cash and approximately 9.7 million shares of common stock. The results of Maytag's operations have been included in our Consolidated Financial Statements as of April 1, 2006.

During the first quarter of 2007, we adopted changes to our segment reporting consistent with the methodology our chief operating decision maker now uses to evaluate each segment's operating and financial results. We previously included the financial results for our Caribbean and certain Latin America operations and exports of certain portable appliances to Europe within our North America business segment. The results for these businesses are now being reported within the Latin America and Europe segments, respectively. All prior periods presented have been reclassified to reflect current year presentation.

We have reallocated certain costs previously included within corporate administrative expense to each of the respective regions. Regional results for 2006 and 2005 have been reclassified to reflect these changes to conform to 2007 presentation.

Freight and warehousing costs previously included in selling, general and administrative expenses in the Consolidated Statements of Income were reclassified to cost of sales, effective January 1, 2006. Approximately $854 million was reclassified in 2005.

RESULTS OF OPERATIONS

For the year ended December 31, 2007, consolidated net sales were $19.4 billion. Consolidated net earnings from continuing operations were $647 million, or $8.10 per diluted share, increasing from $486 million or $6.35 per diluted share for the year ended December 31, 2006. The increase in earnings from continuing operations primarily reflects strong operating profit improvement within our international businesses, cost-efficiency realization associated with the acquisition of Maytag, cost based price increases and improved product mix, productivity improvements and strong cost controls. Our results included $72 million of gains associated with asset sales in 2007, compared to $42 million of asset gains in the previous year period. Annual results were negatively impacted by significantly higher material- and oil-related costs and lower shipments within North America.

Our international businesses experienced strong performance in 2007 driven by an 8.8% increase in units sold. We experienced a 6.4% decrease in unit sales during 2007 in North America, primarily resulting from a decline in appliance industry demand, lower original equipment manufacturer ("OEM") sales and lower share within our value and Maytag brands.

Significant regional trends were as follows:

- North America net sales increased in 2007 by 0.8% compared to 2006 due to a 7.6% increase in the average unit selling price offset by a 6.4% decrease in units sold. We define the average unit selling price as the amount that results from dividing consolidated net sales by units sold. The decrease in volume reflects reduced industry volume, lower OEM shipments and lower market share. The reduction in volume in the U.S. was partially offset by higher demand in Canada and Mexico and a higher average unit selling price due to product innovation and better product mix. Excluding the impact of the Maytag acquisition, North America sales decreased 5%. North America sales increased in 2006 compared to 2005 by 34.5% due primarily to the acquisition of Maytag. As compared to the prior year, unit volumes increased 21.6%. The average unit selling price increased 10.6% compared to 2005 which also contributed to higher net sales. Excluding the impact of the Maytag acquisition, net sales increased 4% and unit volumes increased 2%. Organic volume and sales growth were driven by continued consumer demand for new product innovations and improved *Whirlpool* and *KitchenAid* brand performance.
- Europe net sales increased in 2007 by 12.1% compared to 2006, primarily due to favorable foreign currency, a higher average unit selling price and higher volume. The increase in sales due to price is a result of an 8.3% higher average unit selling price as compared to prior year. The increase in volume is driven by strong *Whirlpool* brand performance and the positive impact of new product offerings. Excluding the impact of foreign currency, Europe net sales increased 2.9%. Net sales increased 7.1% in 2006 as compared to 2005 primarily due to higher volume. Average selling price increased 2% contributing to the remaining increase. Europe's strong sales are driven by gains in market share, new product introductions and improved product mix, primarily attributable to the *Whirlpool* brand and expansion of our built-in appliance business. Excluding the impact of foreign currency, Europe net sales increased 6.0% in 2006.
- Latin America net sales increased 27.7% in 2007 as compared to 2006, primarily due to higher volume and a favorable impact from changes in foreign currency. As compared to prior year, the total number of units sold increased 18.8%. The increase in volume growth is a result of strong growth in the appliance industry, increased market share, strong economic conditions throughout the region and cost based pricing. Excluding the impact of foreign currency, Latin America net sales increased 15.9% in 2007. Net sales increased 23.9% in 2006 as compared to 2005 due primarily to higher volumes. Total units sold increased 22.9% compared to 2005 due primarily to continued strength in the Brazilian economy, appliance market and market share gains that were a result of new product introductions. Excluding the impact of foreign currency, Latin America net sales increased 16.0% in 2006.

• Asia net sales increased 21.9% in 2007 as compared to 2006 due to a higher average unit selling price, increased volume and a favorable impact from changes in the value of foreign currency. The increase in sales due to price is a result of an 11.8% higher average unit selling price as compared to prior year. These increases are driven by the impact of successful new product introductions, improved product mix and continued growth within India, the segment's largest market. Excluding the impact of foreign currency, Asia net sales increased 12.9% in 2007. Net sales increased 8.3% in 2006 as compared to 2005 due primarily to higher volume. Total units sold increased 6.1% compared to 2005 driven by strong demand, particularly in India, and favorable product mix. The average selling price increased 2.1% in 2006, which contributed to the increase in net sales. Excluding the impact of foreign currency, Asia net sales increased 10.1% in 2006.

Gross Margin The consolidated gross margin percentage in 2007 increased 20 basis points versus 2006. Strong international performance, acquisition efficiencies, productivity improvements, regional tax incentives and asset sale gains had a positive impact on overall gross margin in 2007. *Partially offsetting these improvements were significantly higher material- and oil-related costs,* particularly in the United States. Included in gross margin for the year ended December 31, 2007 are asset sale gains of $65 million.

The table below summarizes gross margin percentages by region:

Gross Margin	2007	Change	2006	Change	2005
North America	**12.5%**	**(0.7) pts**	**13.2%**	**(1.6) pts**	**14.8%**
Europe	**16.6**	**0.4**	**16.2**	**0.4**	**15.8**
Latin America	**20.8**	**1.6**	**19.2**	**2.2**	**17.0**
Asia	**15.2**	**(0.1)**	**15.3**	**3.9**	**11.4**
Consolidated	**14.9**	**0.2**	**14.7**	**(0.6)**	**15.3**

Significant regional trends were as follows:

• North America gross margin decreased in 2007 compared to 2006 primarily due to higher material- and oil-related costs and lower industry demand. This decrease was partially offset by favorable efficiencies as a result of synergies realized from the acquisition of Maytag, productivity improvements, product innovation and an improved product mix as compared to 2006. Gross margin decreased in 2006 compared to 2005, primarily due to higher material costs, lower industry demand, unfavorable Maytag product mix, acquisition integration, purchase accounting costs and higher merchandising costs. Margin declines were partially offset by productivity improvements and acquisition efficiencies.

• Europe gross margin increased in 2007 compared to 2006 as higher volumes, continued productivity improvements and innovative product offerings more than offset higher material- and oil-related costs. The sale of certain assets also contributed to higher gross margin. Gross margin improved in 2006 compared to 2005 as productivity improvements more than offset lower comparable model pricing and higher material- and oil-related costs. European operations continue to realize savings from ongoing restructuring efforts in both 2007 and 2006.

• Latin America gross margin increased in 2007 compared to 2006, due primarily to continued higher volumes, productivity improvements, cost based price increases and regional tax incentives which combined to more than offset higher material- and oil-related costs and the unfavorable impact of foreign currency. Gross margin increased in 2006 versus 2005, due primarily to significantly improved volumes, productivity improvements, cost control initiatives and regional tax incentives which combined to more than offset higher material- and oil-related costs and unfavorable currency exchange rates.

• Asia gross margin decreased slightly in 2007 as compared to 2006, due to higher material- and oil-related costs and inventory transition costs which were mitigated by productivity improvements, improved product mix and higher volumes. Gross margin increased in 2006 as compared to 2005, due to productivity improvements, improved product mix, and cost-based price adjustments which were partially offset by higher material- and oil-related costs.

Selling, General and Administrative In 2007, consolidated selling, general and administrative expenses, as a percent of consolidated net sales, decreased as compared to 2006, primarily due to higher sales volume, acquisition efficiencies and administrative cost reductions. In 2006, consolidated selling, general and administrative expenses, as a percent of consolidated net sales, increased as compared to 2005. The benefit from higher sales and acquisition efficiencies were more than offset by increased brand investment, acquisition and integration costs and higher compensation expense.

Restructuring Restructuring initiatives resulted in charges of $61 million, $55 million and $57 million in 2007, 2006, and 2005, respectively, reflecting ongoing efforts to optimize our global operating platform. These amounts have been identified as a separate component of operating profit, excluding Maytag severance and exit costs associated with the acquisition, and primarily relate to costs incurred to restructure the cooking and refrigeration platforms in Latin America, shift refrigeration capacity to lower cost regions in Europe and North America and reorganize the salaried workforce throughout Europe.

Interest and Sundry Income (Expense) Interest and sundry income (expense) increased by $61 million from expense of $2 million to expense of $63 million compared to 2006. The prior year results include a $31 million gain on the sale of an investment while current year expense includes a $17 million increase in legal reserves as well as higher non-income based taxes. Interest and sundry income (expense) for 2006 decreased by $63 million from expense of $65 million to expense of $2 million compared to 2005. Lower expense in 2006 was primarily due to the combination of a gain of $31 million that was realized to reflect the sale of an investment and a charge of $21 million that was recognized in 2005 to increase certain legal reserves.

Interest Expense Interest expense in 2007 increased $1 million as compared to 2006. For nine months in 2006, we incurred higher debt levels associated with debt assumed and issued for the Maytag acquisition which was offset by lower debt levels at lower interest rates during 2007. Interest expense in 2006 increased $72 million as compared to 2005. The increase primarily reflects debt service associated with debt assumed and issued to acquire Maytag.

Gain on Sale of Investment During 2007, we sold approximately 9 million shares, or 7%, of Whirlpool of India Limited and recorded a gain of approximately $7 million. This sale was executed to satisfy a change in the Stock Exchange Board of India listing standards and regulations. Following the sale of stock, our ownership interest in Whirlpool of India Limited is 75%.

Income Taxes The effective income tax rate was 14.5% in 2007, 20.4% in 2006 and 28.6% in 2005. The rates and changes in rates result from a combination of certain discrete items recognized during the year, dispersion of global income, tax credit availability, and tax planning activities. At the end of each interim period, we make our best estimate of the effective tax rate expected to be applicable for the full fiscal year and the impact of discrete items, if any, and adjust the quarterly rate, as necessary.

Earnings from Continuing Operations Earnings from continuing operations were $647 million in 2007 versus $486 million and $422 million in 2006 and 2005, respectively, due to the factors described above.

Discontinued Operations We classified the Hoover floor-care, Dixie-Narco vending systems, and Jade commercial and residential businesses as discontinued operations during 2006. The decision to divest these businesses allowed us to focus on our core appliance business.

Net Earnings Net earnings were $640 million in 2007 versus $433 million and $422 million in 2006 and 2005, respectively, due to the factors described above. Earnings were impacted by $7 million and $53 million in losses from discontinued operations for 2007 and 2006, respectively.

FORWARD-LOOKING PERSPECTIVE

We expect modest global appliance industry growth during 2008 primarily due to continued weaknesses in the U.S. housing market and weaker economic conditions and consumer confidence in Western Europe. We continue to expect strong emerging market appliance industry growth. Within North America we expect industry demand to decline 3-5% for the year. Industry appliance demand in Europe is expected to be flat versus 2007 levels; Latin America and Asia are expected to grow 5-8% and 5-10% for the year, respectively.

Prices for materials and oil-related costs are expected to increase by approximately $350 million in 2008, largely driven by increases in component parts, base metals, such as copper, aluminum, zinc and nickel, as well as steel. We expect to offset these higher costs with productivity improvements, new product introductions, including the revitalization of *Maytag* branded products, previously implemented cost-based price adjustments and improved product mix.

Our innovation product pipeline continues to grow and drive higher average sales values, consumer and trade response to our new product offerings has been positive, and we continue to accelerate our global branded consumer products strategy of delivering relevant innovation to markets worldwide.

FINANCIAL CONDITION AND LIQUIDITY

Our objective is to finance our business through the appropriate mix of long-term and short-term debt. By diversifying the maturity structure, we avoid concentrations of debt, reducing liquidity risk. We have varying needs for short-term working capital financing as a result of the nature of our business. The volume and timing of refrigeration and air conditioning production impacts our cash flows and consists of increased production in the first half of the year to meet increased demand in the summer months. We finance working capital fluctuations primarily through the commercial paper markets in the U.S. and Europe, which are supported by committed bank lines, and we anticipate that access to these markets will continue to remain available. In addition, outside the U.S., short-term funding is also provided by bank borrowings on uncommitted lines. We have access to long-term funding in the U.S., Europe and other public bond markets. We are in compliance with the financial covenants for all periods presented.

On June 15, 2004, the Board of Directors authorized a share repurchase program under which we may repurchase up to $500 million of outstanding common stock. We repurchased $368 million of outstanding common stock for the year ended December 31, 2007. Approximately $97 million of the authorization remains outstanding.

SOURCES AND USES OF CASH

We expect to meet our cash needs for 2008 from cash flows from continuing operations, cash and equivalents and financing arrangements. Our cash and equivalents were $201 million at December 31, 2007 as compared to $262 million at December 31, 2006.

Cash Flows from Operating Activities of Continuing Operations Cash provided by continuing operating activities in 2007 was $927 million, an increase of $47 million compared to the year ended December 31, 2006. Cash provided by continuing operations for 2007 reflects higher earnings primarily from our Latin America and Europe segments as compared to 2006. Cash provided by continuing operations also reflects cash consumed from increased inventories as a result of lower than anticipated demand in North America during the fourth quarter of 2007 as well as support for higher sales volumes in Latin America and product transitions in the U.S. The increased inventory balances were more than offset by improved trade receivable collections, improved accounts payable terms as well as lower global taxes. Cash provided by continuing operations was negatively impacted by increased spending associated with a *Maytag* dishwasher recall. Cash provided by continuing operating activities in 2006 was $880 million, a decrease of $4 million compared to the year ended December 31, 2005. Cash provided by operating activities benefited from higher earnings, primarily within our European and Latin American business segments. Increased inventories, which include higher laundry inventory to support plant closures and transition of the *Maytag* laundry product to Whirlpool facilities, consumed additional cash during 2006 but was largely offset by improvements in accounts receivable collections and increases in accounts payable.

Cash Flows from Investing Activities of Continuing Operations Cash used in investing activities from continuing operations was an outflow of $331 million compared to an outflow of $1.2 billion last year. The decrease was primarily due to cash disbursed to acquire Maytag, net of cash acquired, of $797 million and the purchase of minority interest shares of a Brazil subsidiary in the amount of $53 million during 2006. Offsetting cash used in investing activities from continuing operations were proceeds received from the sale of certain Maytag discontinued businesses of $100 million and $110 million for the years ended December 31, 2007 and 2006, respectively. Cash used in investing activities from continuing operations increased $764 million for the year ended December 31, 2006 as compared to 2005, primarily due to cash disbursed to acquire Maytag and increased capital spending to support the expansion of the operations in Mexico and the integration of Maytag. Offsetting cash flow used in investing activities from continuing operations in 2006 are proceeds received for the sale of certain Maytag discontinued businesses.

The goal of our global operating platform is to enhance our competitive position in the global home appliance industry by reducing costs, driving productivity and quality improvements, and accelerating our rate of innovation. We plan to continue our comprehensive worldwide effort to optimize our regional manufacturing facilities, supply base, product platforms and technology resources to better support our global products, brands and customers. We intend to make additional investments to improve our competitiveness in fiscal 2008. Capital spending is expected to be between $600 million and $625 million in 2008 in support of our investment in innovative product technologies and our global operating platform initiatives.

Cash Flows from Financing Activities of Continuing Operations Cash used in financing activities from continuing operations was an outflow of $696 million in the year ended December 31, 2007 compared to an inflow of $29 million for the year ended December 31, 2006. Net repayments of short-term borrowings were $243 million for the year ended December 31, 2007 compared to borrowings of $381 million in the prior year. The prior year reflects short-term debt issued to pay our maturing $300 million Eurobond principal. Prior year results also reflect proceeds of long-term debt which replaced commercial paper borrowings initially issued to finance the acquisition of Maytag. Repayments of long-term debt reflect the maturity of Whirlpool and Maytag debt. During the year ended December 31, 2007 we also repurchased stock totaling $368 million, paid dividends to common stockholders totaling $134 million and received proceeds from the issuance of common stock related to option exercises of $68 million. Cash used in financing activities from continuing operations in 2006 was an inflow of $29 million compared to an outflow of $170 million in 2005. The increase in cash is primarily due to proceeds received from long term debt associated with the acquisition of Maytag that was not completely repaid by year end. These increases were partially offset by lower common stock issuances in 2006 as compared to 2005.

MARKET RISK

We have in place an Enterprise Risk Management process that involves systematic risk identification and mitigation covering the categories of Enterprise, Strategic, Financial, Operation and Compliance and Reporting risk. The Enterprise Risk Management process receives Board of Directors and Management oversight, drives risk mitigation decision-making and is fully integrated into our internal audit planning and execution cycle.

We are exposed to market risk from changes in foreign currency exchange rates, domestic and foreign interest rates, and commodity prices, which can affect our operating results and overall financial condition. We manage exposure to these risks through our operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Derivative financial instruments are viewed as risk management tools and are not used for speculation or for trading purposes. Derivative financial instruments are contracted with a diversified group of primarily investment grade counterparties to reduce exposure to nonperformance on such instruments.

We use foreign currency forward contracts, currency options and currency swaps to hedge the price risk associated with firmly committed and forecasted cross-border payments and receipts related to ongoing business and operational financing activities. Foreign currency contracts are sensitive to changes in foreign currency exchange rates. At December 31, 2007, a 10% unfavorable exchange rate movement in each currency in our portfolio of foreign currency contracts would have resulted in an incremental unrealized loss of approximately $80 million, while a 10% favorable shift would have resulted in an incremental unrealized gain of approximately $85 million. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the re-measurement of the underlying exposures.

We enter into commodity swap contracts to hedge the price risk associated with firmly committed and forecasted commodities purchases that are not fixed directly through supply contracts. As of December 31, 2007, a 10% favorable or unfavorable shift in commodity prices would have resulted in an incremental $29 million gain or a $25 million loss related to these contracts.

We utilize interest rate swaps to hedge our interest rate risk. As of December 31, 2007, a 10% shift in interest rates would have resulted in an incremental $1.0 million gain or loss related to these contracts.

PERFORMANCE GRAPH

The graph below depicts the yearly dollar (and percentage) change in the cumulative total stockholder return on our common stock with the cumulative total return of Standard & Poor's (S&P) Composite 500 Stock Index and the cumulative total return of the S&P Household Appliance Group Index for the years 2003 through 2007.* The graph assumes $100 was invested on December 31, 2002, in Whirlpool common stock, the S&P 500 and the S&P Household Appliance Group.

INDEXED RETURNS

Company / Index	Base Period Dec02	Years Ending Dec03	Dec04	Dec05	Dec06	Dec07
Whirlpool Corporation	100	142.31	139.14	172.45	174.35	174.62
S&P Composite 500 Stock Index	100	128.68	142.69	149.70	173.34	182.86
S&P Household Appliance Group Index	100	120.09	148.39	157.98	163.61	158.87


$200
$100
$0
2002
2003
2004
2005
2006
2007
Whirlpool Corporation
S&P 500 Index
S&P 500 Household Appliances

* Cumulative total return is measured by dividing, (1) the sum of (a) the cumulative amount of the dividends for the measurement period, assuming dividend reinvestment, and (b) the difference between share price at the end and the beginning of the measurement period by (2) the share price at the beginning of the measurement period.

CONSOLIDATED STATEMENTS OF INCOME

(Millions of dollars, except per share data)

Year Ended December 31	2007	2006	2005
Net sales	**$19,408**	$ 18,080	$ 14,317
EXPENSES			
Cost of products sold	**16,517**	15,420	12,123
Selling, general and administrative (exclusive of intangible amortization)	**1,736**	1,752	1,343
Intangible amortization	**31**	30	2
Restructuring costs	**61**	55	57
Operating profit	**1,063**	823	792
OTHER INCOME (EXPENSE)			
Interest and sundry income (expense)	**(63)**	(2)	(65)
Interest expense	**(203)**	(202)	(130)
Gain on sale of investment	**7**	—	—
Earnings from continuing operations before income taxes and other items	**804**	619	597
Income taxes	**117**	126	171
Earnings from continuing operations before equity earnings and minority interests	**687**	493	426
Equity in (loss) income of affiliated companies	**(18)**	1	1
Minority interests	**(22)**	(8)	(5)
Earnings from continuing operations	**647**	486	422
Loss from discontinued operations, net of tax of $3 million and $26 million for the years ended December 31, 2007 and 2006	**(7)**	(53)	—
Net earnings available to common stockholders	**$ 640**	$ 433	$ 422
PER SHARE OF COMMON STOCK			
Basic earnings from continuing operations	**$ 8.24**	$ 6.47	$ 6.30
Discontinued operations, *net of tax*	**(0.09)**	(0.71)	—
Basic net earnings	**$ 8.15**	$ 5.76	$ 6.30
Diluted earnings from continuing operations	**$ 8.10**	$ 6.35	$ 6.19
Discontinued operations, net of tax	**(0.09)**	(0.68)	—
Diluted net earnings	**$ 8.01**	$ 5.67	$ 6.19
Dividends	**$ 1.72**	$ 1.72	$ 1.72
WEIGHTED—AVERAGE SHARES OUTSTANDING (IN MILLIONS)			
Basic	**78.5**	75.1	67.1
Diluted	**79.9**	76.5	68.3

CONSOLIDATED BALANCE SHEETS

(Millions of dollars)

December 31	2007	2006
ASSETS		
CURRENT ASSETS		
Cash and equivalents	$ 201	$ 262
Accounts receivable, net of allowance for uncollectible accounts of $83 and $84 at December 31, 2007 and 2006, respectively	2,604	2,676
Inventories	2,665	2,348
Prepaid expenses	89	95
Deferred income taxes	324	372
Other current assets	672	524
Assets of discontinued operations	—	240
TOTAL CURRENT ASSETS	6,555	6,517
OTHER ASSETS		
Goodwill, net	1,760	1,663
Other intangibles, net of accumulated amortization of $64 and $33 at December 31, 2007 and 2006, respectively	1,854	1,871
Other assets	628	551
TOTAL OTHER ASSETS	4,242	4,085
PROPERTY, PLANT AND EQUIPMENT		
Land	84	94
Buildings	1,226	1,174
Machinery and equipment	7,861	7,186
Accumulated depreciation	(5,959)	(5,297)
Total property, plant and equipment	3,212	3,157
TOTAL ASSETS	$14,009	$ 13,759
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 3,260	$ 2,945
Accrued expenses	633	698
Accrued advertising and promotions	497	550
Employee compensation	444	420
Notes payable	298	521
Current maturities of long—term debt	127	17
Other current liabilities	634	771
Liabilities of discontinued operations	—	121
TOTAL CURRENT LIABILITIES	5,893	6,043
NONCURRENT LIABILITIES		
Long—term debt	1,668	1,798
Postretirement benefits	1,061	1,207
Pension benefits	725	838
Other liabilities	682	542
TOTAL NONCURRENT LIABILITIES	4,136	4,385
Commitments and contingencies		
Minority interests	69	48
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 250 million shares authorized, 103 million and 102 million shares issued at December 31, 2007 and 2006, respectively, 76 million and 78 million shares outstanding at December 31, 2007 and 2006, respectively.	103	102
Additional paid—in capital	1,993	1,869
Retained earnings	3,703	3,205
Accumulated other comprehensive loss	(270)	(643)
Treasury stock — 27 million shares and 24 million shares at December 31, 2007 and 2006, respectively.	(1,618)	(1,250)
TOTAL STOCKHOLDERS' EQUITY	3,911	3,283
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$14,009	$ 13,759

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Millions of dollars) Year ended December 31	2007	2006	2005
OPERATING ACTIVITIES OF CONTINUING OPERATIONS			
Net earnings	**$ 640**	$ 433	$ 422
Loss from discontinued operations	**7**	53	—
Earnings from continuing operations	**647**	486	422
Adjustments to reconcile earnings from continuing operations to cash provided by operating activities from continuing operations:			
Equity in losses of affiliated companies, less dividends received	**18**	5	2
Gain on disposition of assets	**(65)**	(4)	(39)
Gain on sale of investment	**(7)**	—	—
Gain on disposition of businesses	**—**	(32)	(9)
Depreciation and amortization	**593**	550	442
Changes in assets and liabilities, net of business acquisitions:			
Trade receivables	**181**	50	(173)
Inventories	**(194)**	(118)	37
Accounts payable	**105**	44	87
Restructuring charges, net of cash paid	**(82)**	(80)	8
Taxes deferred and payable, net	**10**	(154)	(105)
Accrued pension	**(70)**	53	47
Employee compensation	**(24)**	25	79
Other	**(185)**	55	86
Cash Provided By Continuing Operating Activities	**927**	880	884
INVESTING ACTIVITIES OF CONTINUING OPERATIONS			
Capital expenditures	**(536)**	(576)	(494)
Proceeds from sale of assets	**130**	86	93
Proceeds from sale of businesses	**—**	36	48
Proceeds from sale of Maytag adjacent businesses	**100**	110	—
Purchase of minority interest shares	**—**	(53)	—
Acquisitions of businesses, net of cash acquired	**—**	(797)	(77)
Other	**(25)**	—	—
Cash Used In Investing Activities of Continuing Operations	**(331)**	(1,194)	(430)
FINANCING ACTIVITIES OF CONTINUING OPERATIONS			
Net (repayments) proceeds of short—term borrowings	**(243)**	381	(124)
Proceeds from borrowings of long—term debt	**3**	757	—
Repayments of long—term debt	**(17)**	(1,046)	(7)
Dividends paid	**(134)**	(130)	(116)
Purchase of treasury stock	**(368)**	—	(34)
Common stock issued	**68**	54	102
Other	**(5)**	13	9
Cash (Used In) Provided By Financing Activities of Continuing Operations	**(696)**	29	(170)
Cash Provided By (Used In) Discontinued Operations			
Operating Activities	**6**	8	—
Investing Activities	**—**	(3)	—
Cash Provided By Discontinued Operations	**6**	5	—
Effect of Exchange Rate Changes on Cash and Equivalents	**33**	18	(3)
(Decrease) Increase in Cash and Equivalents	**(61)**	(262)	281
Cash and Equivalents at Beginning of Year	**262**	524	243
Cash and Equivalents at End of Year	**$ 201**	$ 262	$ 524
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid for interest	**$ 204**	$ 225	$ 137
Cash paid for taxes	**39**	173	276

REPORT BY MANAGEMENT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The management of Whirlpool Corporation has prepared the accompanying financial statements. The financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, based upon their audits, expresses the opinion that these financial statements present fairly the consolidated financial position, statements of income and cash flows of Whirlpool and its subsidiaries in accordance with accounting principles generally accepted in the United States. Their audits are conducted in conformity with the auditing standards of the Public Company Accounting Oversight Board (United States).

The financial statements were prepared from the Company's accounting records, books and accounts which, in reasonable detail, accurately and fairly reflect all material transactions. The Company maintains a system of internal controls designed to provide reasonable assurance that the Company's books and records, and the Company's assets are maintained and accounted for, in accordance with management's authorizations. The Company's accounting records, policies and internal controls are regularly reviewed by an internal audit staff.

The audit committee of the Board of Directors of the Company is composed of five independent directors who, in the opinion of the board, meet the relevant financial experience, literacy, and expertise requirements. The audit committee provides independent and objective oversight of the Company's accounting functions and internal controls and monitors (1) the objectivity of the Company's financial statements, (2) the Company's compliance with legal and regulatory requirements, (3) the independent registered public accounting firm's qualifications and independence, and (4) the performance of the Company's internal audit function and independent registered public accounting firm. In performing these functions, the committee has the responsibility to review and discuss the annual audited financial statements and quarterly financial statements and related reports with management and the independent registered public accounting firm, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," to monitor the adequacy of financial disclosure. The committee also has the responsibility to retain and terminate the Company's independent registered public accounting firm and exercise the committee's sole authority to review and approve all audit engagement fees and terms and pre-approve the nature, extent, and cost of all non-audit services provided by the independent registered public accounting firm.



Roy W. Templin
Executive Vice President and Chief Financial Officer
February 22, 2008

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Whirlpool Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a – 15(f) and 15d – 15(f) under the Securities Exchange Act of 1934. Whirlpool's internal control system is designed to provide reasonable assurance to Whirlpool's management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The management of Whirlpool assessed the effectiveness of Whirlpool's internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on our assessment and those criteria, management believes that Whirlpool maintained effective internal control over financial reporting as of December 31, 2007.

Whirlpool's independent registered public accounting firm has issued an audit report on its assessment of Whirlpool's internal control over financial reporting. This report appears on page 121.



Jeff M. Fettig
Chairman of the Board and Chief Executive Officer
February 22, 2008



Roy W. Templin
Executive Vice President and Chief Financial Officer
February 22, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

THE STOCKHOLDERS AND BOARD OF DIRECTORS
WHIRLPOOL CORPORATION
BENTON HARBOR, MICHIGAN

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Whirlpool Corporation as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007 (not presented separately herein), and in our report dated February 22, 2008, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying financial statements (presented on pages 115 through 117) is fairly stated, in all material respects from which it has been derived.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Whirlpool Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chicago, Illinois
February 22, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

THE STOCKHOLDERS AND BOARD OF DIRECTORS
WHIRLPOOL CORPORATION
BENTON HARBOR, MICHIGAN

We have audited Whirlpool Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the *Committee of Sponsoring Organizations* of the Treadway Commission (the COSO criteria). Whirlpool Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Whirlpool Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Whirlpool Corporation as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 of Whirlpool Corporation and our report dated February 22, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
February 22, 2008

FIVE-YEAR SELECTED FINANCIAL DATA

(Millions of dollars except share and employee data)	2007	2006	2005	2004	2003
CONSOLIDATED OPERATIONS					
Net sales	**$19,408**	$ 18,080	$ 14,317	$ 13,220	$ 12,176
Operating profit [1]	**1,063**	823	792	758	830
Earnings from continuing operations before income taxes and other items	**804**	619	597	616	652
Earnings from continuing operations	**647**	486	422	406	414
Loss from discontinued operations [2]	**(7)**	(53)	—	—	—
Net earnings available to common stockholders	**640**	433	422	406	414
Net capital expenditures	**536**	576	494	511	423
Depreciation	**562**	520	440	443	423
Dividends	**134**	130	116	116	94
CONSOLIDATED FINANCIAL POSITION					
Current assets	**$ 6,555**	$ 6,517	$ 4,763	$ 4,514	$ 3,865
Current liabilities	**5,893**	6,043	4,354	3,985	3,589
Working capital	**662**	474	409	529	276
Property, plant and equipment-net	**3,212**	3,157	2,511	2,583	2,456
Total assets	**14,009**	13,759	8,301	8,181	7,361
Long-term debt	**1,668**	1,798	745	1,160	1,134
Stockholders' equity	**3,911**	3,283	1,745	1,606	1,301
PER SHARE DATA					
Basic earnings from continuing operations before accounting change	**$ 8.24**	$ 6.47	$ 6.30	$ 6.02	$ 6.03
Diluted earnings from continuing operations before accounting change	**8.10**	6.35	6.19	5.90	5.91
Diluted net earnings	**8.01**	5.67	6.19	5.90	5.91
Dividends	**1.72**	1.72	1.72	1.72	1.36
Book value	**48.96**	42.93	25.54	23.31	18.56
Closing Stock Price—NYSE	**81.63**	83.02	83.76	69.21	72.65
KEY RATIOS					
Operating profit margin	**5.5%**	4.6%	5.5%	5.7%	6.8%
Pre-tax margin [3]	**4.1%**	3.4%	4.2%	4.7%	5.4%
Net margin [4]	**3.3%**	2.7%	2.9%	3.1%	3.4%
Return on average stockholders' equity [5]	**18.1%**	15.7%	24.6%	30.3%	42.9%
Return on average total assets [6]	**4.6%**	3.9%	5.1%	5.2%	5.9%
Current assets to current liabilities	**1.1**	1.1	1.1	1.1	1.1
Total debt-appliance business as a percent of invested capital [7]	**34.5%**	41.2%	40.4%	45.7%	50.9%
Price earnings ratio	**10.2**	14.6	13.5	11.7	12.3
Interest coverage [8]	**4.7**	3.8	5.6	5.8	5.7
OTHER DATA					
Number of common shares outstanding (in thousands):					
Average—on a diluted basis	**79,880**	76,471	68,272	68,902	70,082
Year-end	**75,835**	78,484	67,880	66,604	68,931
Number of stockholders (year-end)	**15,011**	15,311	7,442	7,826	8,178
Number of employees (year-end)	**73,682**	73,416	65,682	68,125	68,407
Total return to shareholders (five year annualized) [9]	**11.8%**	4.9%	14.5%	3.7%	8.1%

(1) Restructuring charges were $61 million in 2007, $55 million in 2006, $57 million in 2005, $15 million in 2004 and $3 million in 2003
(2) Our earnings from continuing operations exclude certain dispositions adjacent to the Maytag acquisition
(3) Earnings from continuing operations before income taxes and other items, as a percent of sales
(4) Earnings from continuing operations, as a percent of sales.
(5) Net earnings (loss), divided by average stockholders' equity.
(6) Net earnings (loss), divided by average total assets.
(7) Debt divided by debt, stockholders' equity and minority interests
(8) Ratio of earnings before interest and income tax expense to interest expense
(9) Stock appreciation plus reinvested dividends

SHAREHOLDER AND OTHER INFORMATION

Whirlpool Corporation's Annual Report on Form 10-K, a cassette tape recording of the Annual Report to Shareholders and other financial information, is available free of charge to shareholders of record.

The Financial Summary contained in this Annual Report should be read together with the *Company's* Consolidated Financial Statements and related notes, and the "Management's Discussion and Analysis." This information appears in the Financial Supplement to the Company's Proxy Statement and in the Financial Supplement to the *2007 Annual Report on Form* 10-K, both of which are available through the Internet at www.whirlpoolcorp.com.

This Annual Report contains forward-looking statements. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of the factors discussed in the "Risk Factors" section of the Form 10-K.

Company earnings releases for each quarter – typically issued in *April, July, October and February* – can be obtained by contacting:
Greg Fritz
Director, Investor Relations
Whirlpool Corporation
2000 N. M-63, Mail Drop 2800
Benton Harbor, MI 49022-2692
Telephone: 269-923-2641
Fax: 269-923-3525
E-mail:
investor_relations@whirlpool.com

Certifications

The most recent certifications by the Company's Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the Company's Annual Report on Form 10-K. The Chief Executive Officer's most recent certification to the New York Stock Exchange pursuant to Section 303A.12(a) of the NYSE's Listed Company Manual was submitted May 16, 2007.

Stock Exchanges

Common stock of Whirlpool *Corporation (exchange symbol:* WHR) is listed on the New York and Chicago stock exchanges.

Annual Meeting

Whirlpool Corporation's next annual meeting is scheduled for April 15, 2008, at 8:00 a.m. (Central Time), at 120 East Delaware Place, 8th Floor, Chicago, IL.

Transfer Agent, Shareholder Records, Dividend Disbursements and Corporate Secretary

For information about or assistance with individual stock records, transactions, *dividend checks or* stock certificates, contact:

Computershare Trust Company, N.A. Shareholder Services
P.O. Box 43069
Providence, RI 02940-3069
Telephone: 877-453-1504
Outside the United States:
781-575-2879
TDD/TTY for hearing impaired:
201-222-4955
www.computershare.com

For additional information, contact:
Robert J. LaForest
Assistant Secretary
Whirlpool Corporation
2000 N. M-63, Mail Drop 2200
Benton Harbor, MI 49022-2692
Telephone: 269-923-5355
E-mail:
robert.laforest@whirlpool.com

Direct Stock Purchase Plan

As a participant in the DirectSERVICE Investment and Stock Purchase Program, you can be the direct owner of your shares of Whirlpool Common Stock. Non-shareholders may purchase their initial shares through the plan for a minimum of $250, or through automatic bank account debits of $50 for five months. Participants may make cash contributions of up to $250,000 annually, invested daily, with or without reinvesting their dividends, and can sell part of the shares held in the program without exiting the plan. There are modest transaction processing fees and brokerage commissions for purchases, sales and dividend reinvestment.

For details, contact Computershare or visit its Direct Stock Purchase *Plan Web site to enroll.*

Stock-Split and Dividend History

March 1952:	2-for-1 stock exchange
December 1954:	100% stock dividend
May 1965:	2-for-1
May 1972:	3-for-1
December 1986:	2-for-1

Example: 100 shares of Whirlpool Common Stock purchased in February 1952 equaled 4,800 shares in January 2008.

For each quarter during 2006 and 2007, Whirlpool paid a dividend of $0.43 per share.

Common Stock Market Price

	High	Low	Close
4Q2007	**$ 94.89**	**$ 72.15**	**$ 81.63**
3Q2007	**$116.79**	**$ 72.10**	**$ 89.10**
2Q2007	**$118.00**	**$ 84.17**	**$ 111.20**
1Q2007	**$ 96.77**	**$ 83.21**	**$ 84.91**
4Q2006	$ 90.68	$ 80.80	$ 83.02
3Q2006	$ 89.64	$ 74.07	$ 84.11
2Q2006	$ 94.12	$ 78.12	$ 82.65
1Q2006	$ 96.00	$ 79.75	$ 91.47

As of February 15, 2008, the number of holders of record of the common stock of Whirlpool was 14,899.

Trademarks

affresh, Amana, Aquarela, Architect, Bauknecht, Brastemp, Bravos, Centennial, centralpark, Club, Consul, Duet, Eggo, Epic, Flex, For *The Love Of Cooking, For The Way* It's Made, Gladiator, Jenn-Air, JOT, KitchenAid, Laundry 1-2-3, Maré, Maytag, PowerScour, ProTouch, Purafresh, Pure, Retro, Scents, Shape of the stand mixer, Steamoption, SuperEco, Touch, VersaTop and Whirlpool are trademarks of Whirlpool Corporation or its wholly or majority-owned affiliates.

Cook for The Cure, ENERGY STAR, FORTUNE, Habitat for Humanity, iPod, OxiClean, Smartway Transport and Susan G. Komen for The Cure are owned by their respective companies.

Board of Directors

Herman Cain (3, 4)
Chief Executive Officer and
President, THE New Voice, Inc.

Gary T. DiCamillo (1, 3)
President and
Chief Executive Officer,
GWP International

Jeff M. Fettig
Chairman of the Board and
Chief Executive Officer,
Whirlpool Corporation

Kathleen J. Hempel (2, 3)
Former Vice Chairman and
Chief Financial Officer,
Fort Howard Corporation

Michael F. Johnston (2, 4)
Chairman of the Board and
Chief Executive Officer,
Visteon Corporation

William T. Kerr (1, 4)
Chairman of the Board,
Meredith Corporation

Arnold G. Langbo (1, 3)
Former Chairman of the Board and
Chief Executive Officer,
Kellogg Company

Miles L. Marsh (1, 4)
Former Chairman of the Board and
Chief Executive Officer,
Fort James Corporation

Paul G. Stern (2, 4)
Partner, Arlington Capital
Partners, L.L.P. and Thayer
Capital Partners, L.L.P. and
Chairman, Claris Capital Partners

Janice D. Stoney (2, 3)
Former Executive Vice President,
US WEST
Communications Group, Inc.

Michael A. Todman
President,
Whirlpool North America,
Whirlpool Corporation

Michael D. White (1, 4)
Chief Executive Officer,
PepsiCo International and
Vice Chairman,
PepsiCo, Inc.

(1) Audit Committee
(2) Corporate Governance and Nominating Committee
(3) Finance Committee
(4) Human Resources Committee

Executive Committee

Jeff M. Fettig
Chairman of the Board and
Chief Executive Officer

David A. Binkley
Senior Vice President,
Global Human Resources

Marc Bitzer
Executive Vice President and
President, Whirlpool Europe

Mark E. Brown
Senior Vice President,
Global Strategic Sourcing

Daniel F. Hopp
Senior Vice President,
General Counsel and
Secretary

Paulo F.M. Periquito
President,
Whirlpool International

Roy W. Templin
Executive Vice President and
Chief Financial Officer

Michael D. Thieneman
Executive Vice President and
Chief Technology Officer

Michael A. Todman
President,
Whirlpool North America


FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org

Design: SamataMason Principal Lifestyle Photography: Audra Melton CEO Portrait: Michael Abramson Printing: Lake County Press

Whirlpool Corporation and General Offices

World Headquarters and North America Region

2000 N. M-63
Benton Harbor, MI 49022-2692
Telephone: 269-923-5000

Europe Region

Viale G. Borghi 27
21025 Comerio (VA), Italy
Telephone: 39-0332-759-111

Latin America Region

Av. das Nações Unidas,
12.995, 32° andar
CEP 04578-000 São Paulo,
SP Brazil
Telephone: 55-11-3566-1000

Asia Region

565 Jin Gang Road
Jingqiao Export Processing Zone
Pudong New Area
Shanghai, PRC 201206
Telephone: 86-21-5133-1777

Internet Address

Information about Whirlpool Corporation, including financial data, is available at: www.whirlpoolcorp.com

END

